EXHIBIT 12.1

New Skies Satellites Holding Ltd

Computation of Ration of Earnings to Fixed Charges

(in Millions)

	2001	2002	2003	Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31 2004	2005

Income (loss) before income taxes	52.4	29.2	18.5	12.0	(19.3)	(3.2)
Add: Fixed Charges:
Capitalized Interest	1.5	1.6	1.9	1.2	2.0	1.8
Interest expense (including amortization of debt issuance costs)	0.4	0.5	1.2	1.4	10.0	58.8
Rental (1/3)(a)	0.4	0.4	0.4	0.2	—	0.2
Total Fixed Charges	2.3	2.5	3.5	2.8	12.0	60.8
Income before income taxes plus fixed charges	54.7	31.7	22.0	14.8	(7.3)	57.6
LESS: Capitalized interest	(1.5)	(1.6)	(1.9)	(1.2)	(2.0)	(1.8)
Earnings (As defined)	53.2	30.1	20.1	13.6	(9.3)	55.8
Total Fixed Charges	2.3	2.5	3.5	2.8	12.0	60.8
Ration of Earnings to Fixed Charges	23.1	12.0	5.7	4.9		0.9
Deficiency in Earnings Required to Cover Fixed Charges	—	—	—	—	(21.3)	—

(a)   we believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.